March 3, 2026

Jinhong Deng
Chairman and Chief Executive Officer
Yimutian Inc.
6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People   s Republic of China

       Re: Yimutian Inc.
           Registration Statement on Form F-1
           Filed March 02, 2026
           File No. 333-293952
Dear Jinhong Deng:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Shu Du, Esq.